SCHEDULE 13D/A of SCHEDULE 13D filed on September 15, 2011,
AMENDMENT NO. 3
Under the Securities Exchange Act of 1934


COSI, INC.
(Name of Issuer)


COMMON STOCK
(Title of Class of Securities)

22122P101
(CUSIP Number)

Bradley D. Blum
Sole Member of
BLUM Growth Fund, LLC
250 Park Avenue South, Suite 510
Winter Park, FL 32789-4388
407 622 5700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 21, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f)or 240.13d-1(g), check the following box. [ ]

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1.
Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)
BLUM GROWTH FUND, LLC

2.
Check the Appropriate Box if a Member of a Group
(See Instructions)
(a)[ ]
(b)[ ]
Not applicable.

3.
SEC USE ONLY

4.
Source of Funds (See Instructions)
PF

5.
Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)[ ]
Not applicable.

6.
Citizenship or Place of Organization
State of Florida

Number of Shares
Beneficially Owned
By Each Reporting Person.
 7. Sole Voting Power 3,500,000
 8. Shared Voting Power -0-
 9. Sole Dispositive Power 3,500,000
10. Shared Dispositive Power - 0 -

11.
Aggregate Amount Beneficially Owned by Each Reporting Person.
3,500,000

12.
Check if the Aggregate Amount in Row (11) Excludes Certain Shares. (See Instructions)[ ] N/A

13.
Percent of Class Represented by Amount in Row (11)
6.75%

14.
Type of Reporting Person
00 - LLC
October 21, 2011
(Date of Event Which Requires Filing of this Amendment)
This Amendment No. 3 ("Amendment No. 3") amends the Statement on
Schedule 13D filed on September 15, 2011 with respect to the common stock (the "Common Stock"), of Cosi, Inc., a Delaware corporation (the "Issuer"). The purpose of this Amendment No. 3 is to amend and supplement the information contained in Items 4 and 7 with Exhibit 3.

Item 4. Purpose of Transaction.

BLUM Growth Fund, LLC percent is 6.75%. Shares were purchased over several months, and it was only recently that the beneficial ownership was 5% or more of the Issuer. The purpose in purchasing additional shares, that subsequently increased ownership (to 5% or more), was to reduce the average share price of this investment.
4(d) As of September 6, 2011, BLUM Growth Fund, LLC is now an active investor. The recent resignation of the CEO created a material change to the management of the issuer. BLUM Growth Fund, LLC is now active in attempting to influence the future of this company, including proposals to change 1) the number or term of directors or fill any existing vacancies on the board; and 2)to change senior management.
(Amended on October 21, 2011 to include Exhibit 3 Content of email to
Mr. Mark Demilio, Chairman of the Cosi, Inc. Board .)


Item 7. Materials to be Filed as Exhibits. (Amended on October 21, 2011 to include Exhibit 3 Content of email to Mr. Mark Demilio, Chairman of the Cosi, Inc. Board.)









SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

Date:  October 21, 2011

BLUM Growth Fund, LLC
Signed by: Bradley D. BLUM
Name: Bradley D. BLUM
Title: Sole Member of LLC